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                                                                   Exhibit 99(c)

                           Entergy Louisiana, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
      Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              12 months
                                                                1995      1996     1997      1998     1999   September-00
Fixed charges, as defined:
Total Interest                                                 $136,901 $132,412  $128,900 $122,890 $117,247   $113,472
  Interest applicable to rentals                                  9,332   10,601     9,203    9,564    9,221      7,581
                                                               --------------------------------------------------------
Total fixed charges, as defined                                 146,233  143,013   138,103  132,454  126,468    121,053

Preferred dividends, as defined (a)                              32,847   28,234    22,103   20,925   16,006     15,596
                                                               --------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $179,080 $171,247  $160,206 $153,379 $142,474   $136,649
                                                               ========================================================
Earnings as defined:

  Net Income                                                   $201,537 $190,762  $141,757 $179,487 $191,770   $140,277
  Add:
    Provision for income taxes:
Total Taxes                                                     117,114  118,559    98,965  109,104  122,368     89,934
    Fixed charges as above                                      146,233  143,013   138,103  132,454  126,468    121,053
                                                               --------------------------------------------------------

Total earnings, as defined                                     $464,884 $452,334  $378,825 $421,045 $440,606   $351,264
                                                               ========================================================

Ratio of earnings to fixed charges, as defined                     3.18     3.16      2.74     3.18     3.48       2.90
                                                               ========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                   2.60     2.64      2.36     2.75     3.09       2.57
                                                               ========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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